Exhibit 4.23

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

SUB-LEASE AGREEMENT

On one side, D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş., which is the Lessee, (hereinafter referred to as “LESSOR”) and D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. As the sub-lessee of the 2500 m2 section on the ground floor of the property located at Çiftlik Mah: 35 Yakutiye/ERZURUM (hereinafter referred to as “LESSEE”) and have agreed on the terms and conditions of this contract under the following conditions.

ARTICLE - 1: Parties

1.1.	Lessee: D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.
1.2.	Lessor: D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş.

ARTICLE - 2: Subject and General Conditions of the Agreement

The terms of the lease of the property to which the lessor has the right and which is the subject of the lease shown below to the lessee constitute the subject of this agreement.

The lessee may not request to change these lease conditions and the lease price which constitute the basis of this agreement. The lessee agrees that he/she will not request for adaptation or reduction of the rent by claiming force majeure or economic crisis. Such a situation would be contrary to the spirit of this agreement.

ARTICLE - 3: Current Situation of the Property

The property that is the basis of this contract is the 2500 m2 work area rented on the ground floor of the property located at the address above.

In addition, all fixtures and equipment existing in the property subject to lease will be delivered to the lessee by taking a report together with the property subject to lease.

ARTICLE - 4: Duration

This agreement starts on 01/01/2023 and ends on 01/03/2031. If the parties agree at the end of the contract period, the lease term and conditions will be renegotiated by the parties. Otherwise, the tenant agrees and undertakes to leave the leased area within 2 (two) months from the end of the lease period.

ARTICLE - 5: Rental Fee

The rental fee under this contract is agreed to be [***] + VAT per month.

All changes to be made by the state in VAT rates and taxes and funds that may be officially reflected in the rental prices are added or reduced to the rental price.

In case the lease contract is extended, the new period rent increase rates will be determined by the parties in agreement.

In case the lease agreement is extended, the new period rent increase rates will be determined by the parties in agreement.

ARTICLE - 6: Payment of the Rental Fee

Rental fee will be invoiced to the Lessee by the Lessor on the first business day of each month and payments will be made in advance between the 1st and 10th days of the relevant month. Provided that, the rental fees under this Agreement shall become due and payable as of March 2023 and the 6 (Six) monthly rent to be paid for the months of March 2023, April 2023, May 2023, June 2023, July 2023, August 2023 shall be paid in advance to the Lessor by the Lessee following the signing of the agreement.

ARTICLE - 7: Property’s Purpose of Use

The said area shall be used as office and warehouse. In order to perform an alternative service or services other than the services listed above, the Lessee must obtain the prior approval of the Lessor.

ARTICLE - 8: Maintenance - Repair and Renovation

The lessee is obliged to make a written request for all kinds of maintenance, repair and renovation operations that need to be carried out on the leased property and to obtain the lessor’s prior approval. The lessee shall submit the necessary plans, projects and drawings for modification and renewal requests to the lessor together with the written approval request.

The maintenance of the leased property and the existing fixtures and equipment in it shall be carried out by the Lessee without interruption and in accordance with the procedure. At the end of the contract, the entire building and the equipment attached to the contract shall be delivered to the Lessor in a working, well-maintained, operational and clean condition. All alterations and renovations in the sense of immobility that the Lessee will make after obtaining permission to continue its service will become an integral part of the building. For this and other possible expenses, the lessee cannot claim any right and demand from the lessor.

ARTICLE - 9: Non-Transferability and Termination

The lessee may not transfer, sublet or attempt to sublet the leased property in any way.

MADDE - 10: Special Conditions

10.1.

The lessee shall fully comply with the principles and rules of the lessor. In the event that a contrary situation occurs and events contrary to general morality may happen, the lessor may terminate the contract without any notice, without prejudice to its rights arising from this contract and the law. In such a case, the lessee has already accepted and undertaken to leave the property immediately.

10.2.	The Lessee shall be directly responsible for the behavior and actions of its employees within the building and for any damage and loss they may cause to the facility or third parties.
10.3.	The lessee is obliged to notify the lessor immediately in case of a situation requiring repair in the leased property or an external intervention to the same.
10.4.	The lessee is primarily responsible for the cleanliness and orderliness of the building and its surroundings.
10.5.

The Lessee is not responsible for possible damages that may occur in case of fire, earthquake, theft, flood and similar situations. If the negligence and defective behavior of the Lessee has caused the occurrence of the situations listed in the place subject to lease, and if this situation causes damage to the facility, the lessee or the lessor’s employees and / or third parties, the lessee is solely responsible for this situation and any material and moral damages that may occur.

10.6.

The lessee is responsible for the employment of all personnel employed by the lessee in accordance with the SSI and Labor Laws, timely payment of taxes, premiums and fees, and all financial and legal obligations stipulated by law. Otherwise, it is responsible for legal and financial obligations that may arise and cannot transfer this obligation to other persons or organizations. If the lessor is obliged to make any payment on behalf of the lessee, the lessee shall pay said amount paid to the lessor within 7 (seven) days at the latest as of the date of notification to the lessor, together with all its additions (principal, accrued interest, late payment interest, etc.) as of the date of payment.

10.7.	It is strictly forbidden to use the leased property other than the services listed in this agreement and to accommodate the working personnel in this place.

ARTICLE - 11: Termination Conditions

Without prejudice to the termination and expiration clauses in other articles of this contract, in case the lessee violates the above-mentioned contract clauses, the lessor shall send a warning in writing. Despite the written warning, if the lessee does not act in accordance with the agreement and does not fulfill the obligations, the agreement shall be terminated unilaterally by the lessor, without prejudice to the right arising from both this agreement and the law.

The Parties have the right to terminate this Agreement at any time during the term of this Agreement with 15 days prior notice. In the event of such termination, the Parties shall fulfill all their obligations until the date of termination.

The stamp tax arising from the signing of this Agreement shall be paid equally by the parties. All of the stamp tax shall be paid by the Lessor and half of the amount paid shall be invoiced to the Lessee.

On the other hand, the Lessor’s Tercan Karhanlar Otomobil Food Tourism Construction

Undertaking Petroleum Products Trade Industry Limited Company for any reason, this agreement shall terminate automatically and without any claim by the Lessee. 01/03/2023

Lessor	Lessee

D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş.	D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.
(Signed on seal)	(Signed on seal)